UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MORPHIC HOLDING, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

61775R 10 5

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 61775R 10 5	SCHEDULE 13D	Page 2 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,633,772
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,633,772
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,633,772 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1) Common Stock are held of record by S.R. One, Limited (“SR One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

(2) Based upon 29,596,383 shares of the Issuer’s Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated June 26, 2019 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2019 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Cusip No. 61775R 10 5	SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 12, 2019 with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Morphic Holding, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 35 Gatehouse Drive, A2, Waltham, Massachusetts 02451.

Item 4. Purpose of Transaction.

Item 4 is amended by deleting the first paragraph thereof in its entirety and replacing it with the following:

On July 23, 2019, Vikas Goyal, a member of the board of directors of the Issuer appointed to that board by S.R. One Limited (“S.R. One”) in June 2016, resigned from his positions at S.R. One and GlaxoSmithKline LLC, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”). Mr. Goyal is no longer employed by GSK or any of its subsidiaries and is serving on the board of directors of the Issuer in his personal capacity and not as a representative of GSK or any of its subsidiaries.

Cusip No. 61775R 10 5	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2019

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory